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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

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                                   FINAL AMENDMENT
                                          TO
                                    SCHEDULE 14D-1

                          TENDER OFFER STATEMENT PURSUANT TO
               SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              SUPER FOOD SERVICES, INC.
                              (Name of Subject Company)

                             NFC ACQUISITION CORPORATION
                                  NASH-FINCH COMPANY
                                      (Bidders)

                       COMMON SHARES, PAR VALUE $1.00 PER SHARE
                            (Title of Class of Securities)

                                     867884 10 8
                        (CUSIP Number of Class of Securities)

                                NORMAN R. SOLAND, ESQ.
                                  NASH-FINCH COMPANY
                               7600 FRANCE AVENUE SOUTH
                                EDINA, MINNESOTA 55435
                                    (612) 844-1153

               (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications on Behalf of Bidders)


                                   with copies to:

                                MARK A. KIMBALL, ESQ.
                             OPPENHEIMER WOLFF & DONNELLY
                               3400 PLAZA VII BUILDING
                               45 SOUTH SEVENTH STREET
                             MINNEAPOLIS, MINNESOTA 55402
                                    (612) 344-9272

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                                CUSIP NO. 867884 10 8
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1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons:  NFC ACQUISITION CORPORATION

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2)  Check the Appropriate Box if a member of a Group*
    / /  (a)
              -----------------------------------------------------------------
    / /  (b)
               -----------------------------------------------------------------

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3)  SEC Use Only
                  --------------------------------------------------------------

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4)  Sources of Funds  BK, AF

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5)  / /  Check if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(e) or 2(f).

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6)  Citizenship or Place of Organization  DELAWARE

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7)  Aggregate Amount Beneficially Owned by Each Reporting Person  577,491*

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8)  / /  Check if the Aggregate Amount in Row 7 Excludes Certain Shares

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9)  Percent of Class Represented by Amount in Row 7  APPROXIMATELY 5.2%*

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10) Type of Reporting Person  CO

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*Nash-Finch Company ("Parent") and NFC Acquisition Corporation ("Purchaser") and
certain of the officers and directors of Super Food Services, Inc. (the "Company"), including Jack Twyman, the Chairman and Chief Executive Officer, who are stockholders of the Company (the "Tendering Stockholders") have entered into a Stockholder Agreement, dated as of October 8, 1996 (the "Stockholder Agreement"), pursuant to which, upon the terms and conditions set forth therein, the Tendering Stockholders agreed to tender (and not withdraw, subject to certain exceptions) pursuant to the Offer to Purchase dated October 9, 1996 (the "Offer to Purchase"), and before the Expiration Date (as defined in the Offer to Purchase) all of the Shares owned of record or beneficially by such Tendering Stockholders on the date of the Stockholder Agreement, together with any Shares thereafter acquired by any such Tendering Stockholders prior to the termination of the Stockholder Agreement. The Tendering Stockholders own in the aggregate 577,491 Shares, which represent approximately 5.2% of all Shares outstanding on October 8, 1996. The number of Shares subject to the Stockholder Agreement is reflected in rows 7 and 9 of the table above.
The Stockholder Agreement will remain in effect until the earlier of the following: (i) the date of termination of the Agreement and Plan of Merger dated as of October 8, 1996 among Parent, Purchaser and the Company (the "Merger Agreement") and (ii) the Effective Date (as defined in the Offer to Purchase). The Stockholder Agreement is more fully described in Section 11 ("Purpose of the Offer and Merger; Plans for the Company; the Merger Agreement and Stockholder Agreement") of the Offer to Purchase. Neither the Purchaser nor Parent will have any voting or dispositive power with respect to the Shares which are the subject of the Stockholder Agreement until acceptance and payment for such Shares is made pursuant to the Offer to Purchase, and the Purchaser and Parent expressly disclaim beneficial ownership of such Shares.

                                CUSIP NO. 867884 10 8
--------------------------------------------------------------------------------

1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons:  NASH-FINCH COMPANY

--------------------------------------------------------------------------------

2)  Check the Appropriate Box if a member of a Group*
    / /  (a)
               -----------------------------------------------------------------
    / /  (b)
               -----------------------------------------------------------------

--------------------------------------------------------------------------------

3)  SEC Use Only
                  --------------------------------------------------------------

--------------------------------------------------------------------------------

4)  Sources of Funds  BK

--------------------------------------------------------------------------------

5) / / Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f).

--------------------------------------------------------------------------------

6)  Citizenship or Place of Organization  DELAWARE

--------------------------------------------------------------------------------

7)  Aggregate Amount Beneficially Owned by Each Reporting Person  577,491*

--------------------------------------------------------------------------------

8)  / /  Check if the Aggregate Amount in Row 7 Excludes Certain Shares

--------------------------------------------------------------------------------

9)  Percent of Class Represented by Amount in Row 7  APPROXIMATELY 5.2%*

--------------------------------------------------------------------------------

10) Type of Reporting Person  CO

--------------------------------------------------------------------------------

*Nash-Finch Company ("Parent") and NFC Acquisition Corporation ("Purchaser") and certain of the officers and directors of Super Food Services, Inc. (the "Company"), including Jack Twyman, the Chairman and Chief Executive Officer, who are stockholders of the Company (the "Tendering Stockholders") have entered into a Stockholder Agreement, dated as of October 8, 1996 (the "Stockholder Agreement"), pursuant to which, upon the terms and conditions set forth therein, the Tendering Stockholders agreed to tender (and not withdraw, subject to certain exceptions) pursuant to the Offer to Purchase dated October 9, 1996 (the "Offer to Purchase"), and before the Expiration Date (as defined in the Offer to Purchase) all of the Shares owned of record or beneficially by such Tendering Stockholders on the date of the Stockholder Agreement, together with any Shares thereafter acquired by any such Tendering Stockholders prior to the termination of the Stockholder Agreement. The Tendering Stockholders own in the aggregate 577,491 Shares, which represent approximately 5.2% of all Shares outstanding on October 8, 1996. The number of Shares subject to the Stockholder Agreement is reflected in rows 7 and 9 of the table above. The Stockholder Agreement will remain in effect until the earlier of the following: (i) the date of termination of the Agreement and Plan of Merger dated as of October 8, 1996 among Parent, Purchaser and the Company (the "Merger Agreement") and (ii) the Effective Date (as defined in the Offer to Purchase). The Stockholder Agreement is more fully described in Section 11 ("Purpose of the Offer and Merger; Plans for the Company; the Merger Agreement and Stockholder Agreement") of the Offer to Purchase. Neither the Purchaser nor Parent will have any voting or dispositive power with respect to the Shares which are the subject of the Stockholder Agreement until acceptance and payment for such Shares is made pursuant to the Offer to Purchase, and the Purchaser and Parent expressly disclaim beneficial ownership of such Shares.

    This Final Amendment to the Tender Offer Statement on Schedule 14D-1 filed on October 8, 1996, as amended, by NFC Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Nash-Finch Company, a Delaware corporation ("Parent"), with respect to the tender offer to purchase all of the outstanding shares of Common Shares, par value $1.00 per share, of Super Food Services, Inc., a Delaware corporation (the "Company"), at $15.50 per share, net to the seller in cash, without interest, hereby amends such statement on Schedule 14D-1 to add the supplemental information set forth below. All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Item 6 is hereby amended by adding the following:

    The Offer expired according to its terms at 12:00 midnight, Eastern Standard Time, on Wednesday, November 6, 1996. Promptly thereafter, the Purchaser and Parent gave notice to the Depositary of their acceptance for payment, pursuant to the Offer, of all Shares that had been validly tendered and not withdrawn prior to the expiration of the Offer. According to the Depositary's preliminary count, approximately 10,566,682 Shares (including approximately 157,997 Shares tendered by notice of guaranteed delivery) had been tendered. Such tendered Shares constitute approximately 96% of the Company's outstanding Shares. A copy of the press release issued by Parent on November 7, 1996, relating to the completion of the Offer is attached hereto as Exhibit (g)(2) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

    (g)(2)--Text of Press Release dated November 7, 1996.


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                                      SIGNATURES

    After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  November 7, 1996               NASH-FINCH COMPANY


                                  By:       /s/ Alfred N. Flaten
                                        -------------------------------------
                                       Alfred N. Flaten
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER


                                  NFC ACQUISITION CORPORATION


                                  By:       /s/ Alfred N. Flaten
                                       -------------------------------------
                                       Alfred N. Flaten
                                       PRESIDENT


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                                    EXHIBIT INDEX


EXHIBIT NO.                          DESCRIPTION

  (g)(2)             Text of Press Release dated November 7, 1996